

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

David Ly
Chief Executive Officer
Iveda Solutions, Inc.
1744 S. Val Vista, Suite 213
Mesa, Arizona 85204

> **Re: Iveda Solutions, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 24, 2024**
> **File No. 333-276676**

Dear David Ly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Peter Campitiello, Esq